

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

August 11, 2006

By Facsimile and U.S. Mail

Mr. John J. Luttrell
Executive Vice President and Chief Financial Officer
The Wet Seal, Inc.
26972 Burbank
Foothill Ranch, CA 92610

> **Re:** **The Wet Seal, Inc.**
> **Form 10-K for the fiscal year ended January 28, 2006**
> **Filed April 13, 2006**
> **File No. 000-18632**

Dear Mr. Luttrell:

We have reviewed your response to our prior comments dated July 19, 2006, on the above referenced filing and have the following additional comment.

Schedule II – Valuation and Qualifying Accounts Reserve

We note your response to our prior comment 14. In future filings please expand the notes to your financial statements to provide a table showing year-end balances of the self-insurance reserve and additions, subtractions and adjustments made during the year. In your disclosures regarding critical accounting estimates, please discuss significant yearly changes as well as trends and uncertainties.

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Michael Moran
Branch Chief